The premium of this bond has been paid.

> **RESOLVED**, that the appropriate officers of the Trust are authorized to make any and all payments and to do any and all other acts, in the name of the Trust and the Trustees and officers, as they or any of them, may determine to be necessary or appropriate in connection with maintaining the fidelity bond; and

> **FURTHER RESOLVED,** that the proper officers of the Trust are authorized to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing vote and the purpose and intent thereof; and

> **FURTHER RESOLVED**, that the proper officers of the Trust are authorized to file or cause to be filed the necessary filings and giving notices with respect to any such fidelity bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.



July 15, 2021

Fidelity / Crime Division
31 St James Ave, Ste 830
Boston, MA 02116
www.CrimeInsurance.com

Mark Liftman
Theodore Liftman Insurance Inc
101 Federal Street
22nd Floor
Boston, MA 02110-1827

Re: MSS Series Trust
Financial Institution - Investment Company Bond Quote Letter

Dear Mark,

We are pleased to offer the following crime insurance quotation based upon your submission.

FINANCIAL INSTITUTION - INVESTMENT COMPANY BOND

NAMED INSURED: MSS Series Trust

ADDRESS: 8000 Town Centre Drive, Suite 400
Broadview Heights, OH 44147

BOND NUMBER: Renewal of FS 234-60-13-14-00

EFFECTIVE DATES: 12:01 A.M. on **September 22, 2021** to 12:01 A.M. on **September 22, 2022**

ISSUING COMPANY: Great American Insurance Company
A.M. Best Rated "A+" (Superior) Class XV as of August 17, 2018
Standard & Poor's Rated "A+" (Strong) as of March 14, 2019
Admitted in all 50 States & Canada

POLICY FORM: Standard Great American Investment Company Bond (Ed. 11/16)
Discovery Form

INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT
A - Fidelity	$ 400,000	$ 0
B - On Premises	$ 400,000	$ 5,000
C - In Transit	$ 400,000	$ 5,000
D - Forgery or Alteration	$ 400,000	$ 5,000
E - Securities	$ 400,000	$ 5,000
F - Counterfeit Currency	$ 400,000	$ 5,000
G - Stop Payment	$ 100,000	$ 5,000
H - Uncollectable Items of Deposit	$ 100,000	$ 5,000
I - Audit Expense	$ 100,000	$ 5,000
J - Telefacsimile Transmissions	$ 400,000	$ 5,000
K - Unauthorized Signatures	$ 100,000	$ 5,000

INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT
L - Computer Systems	$ 400,000	$ 5,000

TOTAL PREMIUM: $ 2.416

SEQ	FORM #	DESCRIPTION
1	790FIC	Great American Insurance Fidelity & Crime Policy Cover
2	SDM683	Important Notice Fidelity Crime Division Claims
3	FI7510	Investment Company Bond Dec Page
4	FI7511	Investment Company Bond Insuring Agreements
5	FI8801	Forms and Riders Schedule
6	FI7343	Joint Insured List Rider Number 1 Joint Insured Name One Rock Fund Parvin Hedged Equity Solari World Fund Towpath Focus Fund Towpath Technology Fund Footprints Discover Value Fund AINN Fund
7	FI7506	Insuring Agreement (L) Computer Systems Rider Number: 2 Limit of Liability: 400,000 Deductible Amount: 5,000
8	FI7508	Newly Established Funds Rider Number: 3 Maximum Limit of Liability: 2,500,000
9	FI7345	Confidential Information And Data Breach Clarifying Rider Rider No. 4
10	FI7339	Virtual Or On-Line Peer To Peer Mediums Of Exchange Exclusion
11	FI7340	Economic And Trade Sanctions Clause
12	FI7341	In-Witness Clause

SUBJECTIVITIES:

No subjectivities are required. File is current.

This quotation will remain in effect for 30 days.

Please feel free to contact me with any questions. Thank you for the opportunity to provide terms on this account!

Best Regards,
Greg Gillis
Financial Products Underwriter

ggillis@GAIG.COM

Attachments

The foregoing quote for coverage is subject to modification or rescission by the Company if, before the proposed inception date, any new, corrected or updated information becomes known or is discovered relating to the Entity's claims history or risk exposure which could alter the underwriting evaluation of the account. If the foregoing occurs, the Company, at its sole discretion, may determine that the terms of their proposal no longer apply or may be changed.